

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Jianhui Ye
Chief Executive Officer
EZGO Technologies Ltd.
Building A, Floor 5,
Changzhou Institute of Dalian University of Technology
Science and Education Town
Wujin District, Changzhou City
Jiangsu, China 213164

> **Re: EZGO Technologies Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 17, 2020**
> **CIK No. 0001806904**

Dear Mr. Ye:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted April 17, 2020

Our business, , page 1

1. Briefly explain what you mean by "trade" lithium cells. Also revise to clarify how you may legally sell or rent e-bicycles that do not comply with the national standards cited in the last sentence of the first paragraph, particularly given the prohibition discussed in the last paragraph on page 52.

2. Please clarify the significance to your overall business of each of your current business activities referenced in the first paragraph. For example, highlight for investors the portion of your revenue derived from the activities described in (i)-(iv).

Risk Factors
We have identified material weaknesses ..., page 10

3. You indicate that pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, you will be required, beginning with your fiscal year ending September 30, 2020, to include in your annual report your assessment of the effectiveness of your internal control over financial reporting. We note that Item 308 of Regulation S-K states that a company does not need to file management's report on internal control over financial reporting until it either had been required to file an annual report for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year. As such, it appears you should revise your disclosure to indicate that management's report on internal control over financial reporting will be required beginning with your annual report for the fiscal year ended September 30, 2021.

As a company incorporated in the BVI . . ., , page 25

4. Please revise to clarify the corporate governance practices in the BVI that you will be permitted to follow and explain how they differ from Nasdaq listing standards.

Use of Proceeds, page 32

5. Please revise to clarify how the disclosure here and on page 34 account for the varying levels of underwriter discounts disclosed on page 102 and how the allocation will be made in the event that more investors wish to purchase shares than are registered for sale in this registration statement. Please also revise the second bullet here to clarify what you mean by "expanding" your business and "upgrading" your facility and equipment.

Selected Consolidated Financial Data, page 40

6. Please present basic and diluted net income from continuing operations per common share and basic and diluted net income per common share for each period presented. See Item 3.A.2 of Form 20-F.

COVID-19, page 41

7. Please revise to discuss the effects, if any, that COVID-19 has had on your business to date. Include in your revisions what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties going forward.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

8.   Please enhance your disclosures to also discuss the business reasons for the changes between periods in the significant line items of each of your segments: Battery cells and packs, Rental, and E-bicycle sales. At a minimum, you should discuss changes in revenue, material expenses and income for each segment. In doing so, please disclose the amount of each significant change and the business reasons for the change. In circumstances where there is more than one reason for a change, please quantify the incremental impact of each individual reason discussed on the overall change in the line item to the extent practicable. See Item 5.A of Form 20-F.

9.   In regard to revenue you recognize related to battery cell trading, please revise your disclosures to more fully explain the service/activity you perform. Please specifically explain the nature of the parties involved in these transactions as well as your involvement facilitating these transactions. In addition, based on the nature of these transactions, please more fully explain how and why you determined recording the related revenue on a net basis is appropriate.

10. We note your disclosure and discussion of new national safety standards for electric bikes in the PRC. Please quantify any amounts included in inventory, advances to suppliers, and property and equipment related to electric bikes that do not meet these new standards that are recorded in your most recent balance sheet. If material, please disclose and discuss how you assessed those assets for impairment.

Results of Operations, page 42

11. Please clarify how battery cell trading enables you to realize a gross margin of almost 100%, as disclosed on page F-30.

Liquidity and Capital Resources, page 44

12. Please revise your disclosures on page 45 to provide a more robust discussion of changes in operating, investing and financing cash flows for each period presented. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your revised discussion should also focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, based on the disclosures in the forepart of the filing related to your operating plans, please disclose and discuss your long term liquidity needs to implement those plans.

13. You disclose on page 46 that, except for operating lease obligations, you had no other contractual obligations as of September 30, 2019; however, you disclose on page F-22 that you entered into a non-revolving loan facility on December 24, 2018. As such, please

revise your table of contractual obligations to include payments you are obligated to make under your loan facility as well as any estimated interest payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you make to derive these amounts.

14. Please clarify how cash flows from operations have been a primary source of liquidity and are expected to be sufficient to fund your operations, given the information on page F-7.

Operating Lease, page 46

15. Please disclose any material changes to the information in the table since September 30, 2019. See Instruction 1 to the Instructions to Item 5.F of Form 20-F.

Business, page 52

16. Please disclose the nature of your arrangements with your external suppliers and delivery service providers, as mentioned on page 11. For example, do you acquire components on a purchase order basis or do you have agreements with the suppliers guaranteeing you a regular supply of those components?

With the implementation of the New National Standards . . ., , page 53

17. We note the disclosed expectation on page 57 of reaching a more than 80% utilization rate within three years. Clarify the basis for that statement, particularly in light of the amount of e-bicycle sales for the year ended September 30, 2019. Also revise to disclose your current utilization rate and whether the 80% figure includes the expansion you intend to undertake with the proceeds of this offering. Please also describe the "new progress" in production and sales and the models you introduced, as mentioned on page 57.

Customers, page 68

18. Please disclose whether you have sales agreements with the customers identified in this section and, if so, describe the material terms of those agreements.

Intellectual Property, page 69

19. Please disclose the duration of the intellectual property cited in this section.

Management, page 80

20.   Your disclosure regarding Mr. Ye's business experience indicates that he is currently employed by Zhuhai Dinghua and your disclosure regarding Mr. Liang's business experience indicates that he currently is employed by Sirius International Insurance Group. If so, revise to clarify the amount of time each is required to devote to your affairs. Please also clarify Mr. Liang's business experience from January 2016 to June 2016 and Mr. Shuang Wu's business experience from December 2017 to August 2019 and November 2011 to June 2015.

Terms of Directors and Officers, page 82

21.   Your disclosure in the last two sentences of the first paragraph indicates that the term of office of the second and third class of directors expires at the same time. If so, please clarify how they are in separate classes.

Related Party Transactions, page 84

22.   The first sentence says that the information disclosed in this section is as of the date of this prospectus; however, it appears the latest disclosure is as of September 30, 2019. Please revise to disclose the information required by Item 7.B of Form 20-F to be as of the date of the document.

23.   Revise the second paragraph to define what will be considered a "related party transaction" and the factors to be considered by the audit committee in determining whether to approve the transaction.

Amendment of Governing Documents, page 95

24.   Please disclose the "certain exception[s]" that permit your directors to amend your governing documents.

History of Securities Issuances, page 95

25.   Please reconcile the disclosure here regarding a single issuance of 50,000 shares with the disclosure in the table on page 83.

Shares Eligible for Future Sale, page 96

26.   Please clarify the meaning of the last sentence of the second paragraph.

Taxation, page 97

27.   It appears from your exhibit index that you intend to file multiple exhibits relating to Item 601(b)(8) of Regulation S-K. If so, please revise to state clearly that the disclosure here and throughout, such as page 20, is the opinion of the named counsel and clearly identify and articulate the opinion being rendered.

Financial Statements for the Years Ended September 30, 2019 and 2018

Consolidated Statements of Income, page F-4

28.   We note that you have presented net income from continuing operations per ordinary share and net (loss) income from discontinued operations per ordinary share. Please revise your presentation to also present net income per ordinary share. Refer to ASC 260-10-45-2 and 3 and the example in ASC 810-10-55-4J.

Note 9. Related Party Transactions and Balances, page F-22

29.   Please revise your disclosures regarding related party balances and transactions to more fully address the following:
   - In regard to notes (1) and (2) under amounts due from related parties, disclose how each amount due at September 30, 2019 was settled;
   - In regard to note (1) under amounts due to related parties, disclose the reasons why the loan was provided and disclose the source of funds used to repay the loan subsequent to September 30, 2019; and
   - In regard to the amount due from Henglong Chen under transactions with related parties that you net in equity, disclose the reasons why the funds were provided and address any expectation if and when the amount loaned will be repaid to the company.

Note 16. Condensed Financial Information of the Parent Company, page F-33

30.   Please provide parent company only statements of cash flows for each period presented. Refer to Rule 12-04 of Regulation S-X.

Note 17. Subsequent Events, page F-34

31.   Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Exhibits

32.   Please file as an exhibit the lock-up agreement referenced on page 96.

You may contact Jeff Gordon at (202) 551-3866 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Anslow, Esq.